May 22, 2025

Brent W. Clum
Chief Financial Officer
TXO Partners, L.P.
400 West 7th Street
Fort Worth, Texas 76102

       Re: TXO Partners, L.P.
           Form 10-K for the Fiscal Year ended December 31, 2024
           Filed March 4, 2025
           File No. 001-41605
Dear Brent W. Clum:

       We have reviewed your filing and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2024
Business and Properties
Proved Undeveloped Reserves (PUDS), page 10

1. Please expand your description of investments and progress made to develop your oil and gas reserves to clarify how the individual costs relate to the activities described, similar to your disclosure on page 8, and to separately report the capital expenditures incurred to convert proved undeveloped reserves to proved developed reserves.

       However, for any years in which you did not convert proved undeveloped reserves to developed reserves, it appears you would report that such capital expenditures were
       $0, to comply with the disclosure requirements in Item 1203(c) of Regulation S-K.

Developed and Undeveloped Acreage, page 14

2. We note that while your estimates of proved undeveloped reserves represent approximately 11% of total proved reserves as of December 31, 2024, the table on
 May 22, 2025
Page 2

       page 15 indicates that you have virtually no undeveloped acreage (representing about
       1/10 of 1% of total developed and undeveloped acreage).

       However, acreage held by production that includes acres on which wells have not been drilled or completed should be considered undeveloped, regardless of whether such acreage contains proved reserves, as expressed in your disclosure towards the end of page 14, and consistent with Item 1208(c)(4) of Regulation S-K

       Please revise your disclosures of acreage to comply with Items 1208(a) and 1208(b)
       of Regulation S-K, or if you believe that your current disclosures are appropriate and that revisions are not needed, tell us how you have formulated this view.

3. Please expand the disclosure relating to your developed and undeveloped acreage to provide the expiration dates of material concentrations of your undeveloped acreage.
       To the extent that you do not have material amounts of expiring acreage, please include an explanation similar to the disclosure on page 18 stating substantially all of our leases are held by production and do not require continuous
development    if
       applicable, to comply with Item 1208(b) of Regulation S-K.

Financial Statements
Note 18 - Supplementary Financial Information for Oil and Gas Producing
Activities
Proved Reserves, page F-23

4. Please expand your discussion of the changes in total proved reserves due to extensions and discoveries to explain the reason there are no corresponding additions in proved undeveloped reserves in the reconciliation presented on page
10.

       For example, indicate the extent to which the reserve additions are attributable to drilling wells that did not have any proved undeveloped reserves assigned at the beginning of the year, and which resulted in additional proved developed reserves.

       Please refer to FASB ASC 932-235-50-5 if you require further guidance.

Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Reserves, page F-24

5. We note that the relative significance of your estimates of future production and development costs utilized in computing the Standardized Measure for the year ended
       December 31, 2024 appear to be materially inconsistent with the corresponding costs utilized in each of the two previous years.

       Please revise your disclosure to address this apparent inconsistency or tell us why you believe that revisions are not needed, if this is your view.
 May 22, 2025
Page 3

6.     We note there is disclosure on page 3 of the reserves report at Exhibit
99.1 indicating
       that you may have directed the third party engineer to exclude the cost of plugging and the salvage value of equipment at abandonment in its evaluation.

       Please expand your disclosure in Note 19 to clarify the reason for the significant difference between the estimates of the undiscounted future net cash flows excluding future income tax presented in Exhibit 99.1 and the estimates presented on page F-24.


        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact John Hodgin at 202-551-3699 if you have questions regarding the engineering comments. Please contact Karl Hiller, Branch Chief, at 202-551-3686 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Energy &
Transportation